SunAmerica Series Trust

FORM N-SAR - Question 77D
For Six-Month Period ended July 31, 2008

Investment Policy Changes

Corporate Bond Portfolio:  Effective May 1, 2008, the
Portfolio was permitted to invest in the following derivatives: interest rate futures and interest rate options (up to 10% of net assets); credit default swaps and credit linked notes (up to 10% of net assets, with no more than 5% in CDX-Swaps); and up to 10% of net assets for all other derivatives, including currency swaps, total return swaps, interest rate swaps, caps, floors and collars.

Total Return Bond Portfolio:  Effective May 1, 2008, the
Portfolio?s investment goal and investment strategy changed. The current investment goal is maximum total return, consistent with preservation of capital and prudent investment management. The current investment strategy is for the Portfolio invest, under normal circumstances, at least 80% of its net assets in a diversified portfolio of bonds (as defined below), including U.S. and foreign fixed-income investments with varying maturities. The average portfolio duration of the Portfolio normally varies within two years (plus or minus) of the duration of the Lehman Brothers U.S.
Aggregate Bond Index, which as of February 29, 2008 was
4.39 years.

Bonds, for purposes of satisfying the 80% investment requirement, include:

* securities issued or guaranteed by the U.S.
Government, its agencies or government-sponsored enterprises;
* corporate debt securities of U.S. and non-U.S.
issuers, including convertible securities and corporate commercial paper;
* mortgage-backed and other asset-backed securities;
* inflation-indexed bonds issued both by governments and corporations;
* structured notes, including hybrid or ?indexed?
securities and event-linked bonds;
* loan participations and assignments;
* delayed funding loans and revolving credit facilities;
* bank certificates of deposit, fixed time deposits and bankers? acceptances;
* repurchase agreements and reverse repurchase agreements;
* debt securities issued by states or local governments and their agencies, authorities and other government-sponsored enterprises;
* obligations of non-U.S. governments or their subdivisions, agencies and government-sponsored enterprises; and
* obligations of international agencies or supranational entities.

In addition, for purposes of satisfying the 80% investment requirement, the Portfolio may utilize forwards or derivatives such as options, futures contracts, or swaps agreements that have economic characteristics similar to the bonds mentioned above.

The Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high yield securities (?junk bonds?) rated B or higher by Moody?s, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality. The Portfolio may invest up to 15% of its total assets in securities of issuers based in countries with developing (or ?emerging market?)
economies. The Portfolio may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S.
dollar-denominated securities of foreign issuers. The
Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar denominated securities or currencies) to 20% of its total assets.

The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The portfolio may invest up to 331?3% in short sales. The
?total return? sought by the Portfolio consists of income earned on the Portfolio?s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.